Exhibit 2.1

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (including the Exhibits and Schedules hereto, this “Agreement”) is made on July 23, 2019 (the “Closing Date”), by and among Salarius Pharmaceuticals, Inc., a Delaware corporation (“Parent”), Flex Innovation Group LLC, a Delaware limited liability company (“Company”, and with the Parent, the “Selling Parties” or each individually, a “Selling Party”), and Cliff-Cartwright Corporation, a Delaware corporation (“Purchaser”). Parent, Company and Purchaser may also be referred to herein collectively as the “Parties” and each individually as a “Party.”

RECITALS

WHEREAS, Company is a wholly-owned subsidiary of Parent; and

WHEREAS, the Selling Parties desire to sell, and Purchaser desires to purchase, certain assets of the Selling Parties for the consideration and on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants, and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions. As used in this Agreement, the following terms have the meanings set forth below:

(i) “Affiliate” of any specified Person means any other Person directly or indirectly controlling, controlled by or under common control with such specified Person; provided, however, that with respect to legal and regulatory matters arising under or pertaining to specific federal and state statutes, and regulations thereunder, the definition of “affiliate” as set forth in the applicable statutes and regulations shall govern notwithstanding any other provision of this Agreement, including the first part of the foregoing definition of “Affiliate.” For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

(ii) “Assumed Accounts Payable” means the accounts payable of the Company as of the date hereof, which is being assumed by the Purchaser as set forth in Section 2.3; provided, however, accounts payable related to Craig Alexander in the amount of $13,417 (reflecting a pro rata allocation of the $7,500 payment to be made for the 3rd quarter of 2019) along with all payables related to the 2019 production run of the Business shall not be included in Assumed Accounts Payable.

(iii) “Assumed Contracts” has the meaning set forth in Section 2.1(a).

(iv) “Business” means the production, distribution, marketing and sale of the HOTSHOT consumer beverage as presently conducted by the Company and its Affiliates consistent with past practices, including pursuant to the Patents.

(v) “Code” means the United States Internal Revenue Code of 1986, as amended.

(vi) “Contract” means any contract, lease, license, evidence of indebtedness, mortgage, indenture, purchase order, binding bid, letter of credit, security agreement or other legally binding arrangement.

(vii) “FDA” means the U.S. Food and Drug Administration.

(viii) “FIG License” means the limited license issued to Purchaser by Selling Parties to use the words “Flex Innovation Group” as they are printed on Qualified Inventory labels and cartons as of the Closing Date, until the earlier of (i) such time as the Qualified Inventory is sold or (ii) the product reaches its expiration date.

(ix) “Finished Goods” means products that are ready for sale.

(x) “Founders” means Bruce Bean, Donald MacKinnon, Roderick MacKinnon, and Christoph Westphal.

(xi) “Inventory” means the total Units of saleable product packed as Finished Goods, including without limitation Finished Goods in 3, 6, and 12 count configurations.

(xii) “Knowledge” means the actual knowledge of a Person.

(xiii) “Knowledge of Selling Parties” means the Knowledge of William McVicar and/or John McCabe.

(xiv) “Law” means any constitutional provision, statute, code, ordinance, common law, rule, or regulation in effect or promulgated on or before the Closing Date by any governmental authority and any written decree, injunction, judgment, order, ruling, assessment, or writ of any governmental authority.

(xv) “Lien” means any lien, encumbrance, security interest, pledge, mortgage, hypothecation, charge, lease, restriction on transfer of title, or other similar encumbrance, except for any restriction arising under any applicable securities Law.

(xvi) “Patents” means each of the patents set forth on Schedule 2.1(d).

(xvii) “Permit” means any permit, license, approval, waiver, consent, variance, grant, exemption, registration, operating certificate, order, or other authorization issued by or from any governmental authority.

(xviii) “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust, or other entity or organization, including any government and any agency or instrumentality thereof.

(xix) “Qualified Inventory” means the Inventory as of the Closing Date, reduced by any sample Units and by any Units that have an expiration date that is prior to December 2019 and all useable “work in progress” used to produce the Inventory as of the Closing Date, including but not limited to empty bottles, caps, labels, shippers and printed cartons.

(xx) “Royalty Agreement” means that certain Amended and Restated Royalty Agreement dated July 23, 2019 by and among the Purchaser, the Company, the Parent and each of the Founders, covering certain royalty arrangements relating to the Business.

(xxi) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

(xxii) “Treasury Regulations” means the regulations promulgated by the United States Treasury Department under the Code.

(xxiii) “Unit” means a single serving sized bottle of the Company’s HOTSHOT consumer beverage.

ARTICLE 2

PURCHASE AND SALE OF ASSETS

Section 2.1 Purchase and Sale of Purchased Assets. Subject to the terms and conditions set forth herein, at the Closing, Selling Parties hereby sell, assign and transfer to Purchaser, free of all liens, encumbrances, liabilities, debts, obligations, indebtedness, charges, and pledges, of whatever nature, whether fixed or contingent, disclosed or undisclosed, foreseen or unforeseen, all of the assets of the Company, including but not limited to the following assets, but specifically excluding the Excluded Assets set forth in Section 2.2 (collectively, the “Purchased Assets”), in exchange for payment of the Purchase Price (as defined in Section 2.5(a)) by the Purchaser to Selling Parties as provided in this Article:

(a) the contracts set forth on Schedule 2.1(a) (the “Assumed Contracts”);

(b) all Qualified Inventory set forth on Schedule 2.1(b), and all supplies used in the Business;

(c) all goodwill associated with the Business;

(d) all intangible assets used in the Business, including without limitation, all patents, trademarks, copyrights, intellectual property, technology, trade secrets, know-how, trade names, telephone numbers, internet sites, internet addresses and domain names thereof and other listings, and, without limiting the foregoing, all intellectual property set forth on Schedule 2.1(d) whether owned by the Parent or the Company;

(e) all Permits, including without limitation those set forth on Schedule 2.1(e);

(f) all Accounts Receivable (as such term is defined in Section 3.5) but specifically excluding any accounts receivable listed as an Excluded Asset;

(g) all books and records relating to the Business;

(h) the FIG License, and

(i) all marketing materials relating to the Business.

Section 2.2 Excluded Assets. Notwithstanding anything to the contrary herein, Selling Parties hereby retain all of their right, title, and interest in and to the following assets (collectively, the “Excluded Assets”), and such assets are excluded from the Purchased Assets: (a) all cash and cash equivalents of the Company; (b) all minute books, stock records, tax returns, tax records, and corporate seals of Selling Parties; (c) all shares of stock or other equity interests in any entity; (d) all insurance policies and rights thereunder of Selling Parties; (e) all prepayments of taxes and claims for refund of taxes due; (f) all rights in connection with and assets of any employee benefit plan; (g) all Inventory (including expired Inventory) that is not Qualified Inventory; (h) all contracts and agreements of Selling Parties except for the Assumed Contracts; (i) all Intellectual Property of the Parent other than as set forth on Schedule 2.1(d) and (i) all assets listed on Schedule 2.2.

Section 2.3 Assumed Liabilities. Except as otherwise specifically provided below in this Section 2.3, Purchaser does not assume any liability of the Selling Parties, including, without limitation, (A) any liability of Selling Parties for income taxes, (B) except as provided in Section 5.2(b), any liability of Selling Parties for transfer, sales, use, and other taxes arising in connection with the consummation of the transactions contemplated hereby, and (C) any liability of Selling Parties for the unpaid taxes of any person under Reg. §1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, by contract, or otherwise. Purchaser hereby assumes and agrees to be responsible for (i) the Assumed Accounts Payable, (ii) all production expenses incurred for the 2019 production run of the Business (other than those expenses incurred without Purchaser’s consent or knowledge), (iii) amounts owed and payable to Craig Alexander in an amount equal to $13,417 (reflecting a pro rata allocation of the $7,500 payment to be made for the 3rd quarter of 2019), and (iv) all liabilities and obligations with respect to Purchaser’s performance under the Assumed Contracts after the Closing Date.

Section 2.4 Retained Liabilities. All liabilities of Selling Parties that are not Assumed Liabilities (collectively, the “Retained Liabilities”) are and shall remain the responsibility of Selling Parties and are not assumed by Purchaser, and Selling Parties agree to pay, discharge and satisfy each and all of the Retained Liabilities, and to hold Purchaser harmless from and against all such Retained Liabilities.

Section 2.5 Purchase Price; Adjustments.

(a) Purchase Price. In consideration of the purchase and sale of the Purchased Assets as set forth above, Purchaser shall pay the Purchase Price to Selling Parties at the Closing. The “Purchase Price” equals Three Hundred Twenty Thousand Dollars ($320,000), subject to adjustment as set forth in Section 2.5(b) and 2.5(c). The Purchase Price shall be paid in cash, bank check or wire transfer as designated by Selling Parties prior to the Closing.

(b) Inventory Price Adjustment. If the Qualified Inventory is less than 125,000 Units (the “Minimum Unit Number”) on the Closing Date, then the Purchase Price shall be reduced by an amount equal to $1.50 multiplied by the difference between the Minimum Unit Number and the number of Units included in Qualified Inventory.

(c) Adjustment. If the Assumed Accounts Payable exceeds the value of the Accounts Receivable, then the Purchase Price shall be reduced by an amount equal to the difference between the Assumed Accounts Payable and the Accounts Receivable. If (i) the amount collected with respect to the Accounts Receivable within 45 days following the Closing Date plus (ii) the Accounts Receivable not written off as uncollectible at such time exceeds the value of the Assumed Accounts Payable by more than $7,500, then the Purchaser shall issue payment to the Seller for such excess amount on or before the 50th day following the Closing Date together with reasonable supporting documentation.

Section 2.6 Allocation of Purchase Price.

(a) The Parties hereby agree that the Purchase Price (and all other capitalizable costs) shall be allocated among the Purchased Assets for all purposes (including financial accounting and tax purposes) as follows:

(i) $12,500 to Accounts Receivable (as such term is defined in Section 3.5) net of Assumed Accounts Payable;

(ii) $125,000 to inventory, supplies, and marketing materials;

(iii) $10,000 to equipment, furniture, furnishings; and

(iv) $151,635 to goodwill, intellectual property, the restrictive covenants and related intangibles.

(b) Each Party and their Affiliates shall file all tax Returns and tax information reports in all respects and for all purposes consistent with the allocation of the Purchase Price set forth above (“Purchase Price Allocation”) and shall use its commercially reasonable efforts to sustain the allocation therein in any subsequent tax audit or tax dispute. Without limiting the foregoing, each Party agrees to file an IRS Form 8594 in all respects and for all purposes consistent with the Purchase Price Allocation and the Parties agree to promptly provide each other with the information and documentation necessary to complete the IRS Form 8594.

(c) Each Party and its Affiliates shall not voluntarily take any position inconsistent with the foregoing in connection with any examination of any tax Return, any Proceeding, or otherwise. If the Purchase Price Allocation is disputed by any taxing authority, the Party or its Affiliate receiving notice thereof shall promptly notify the other Party of such dispute, and the Parties and Affiliates hereto shall cooperate in good faith in responding to such dispute in order to preserve the effectiveness of the Purchase Price Allocation.

Section 2.7 Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Purchased Assets contemplated hereby shall take place at a closing (the “Closing”) to be held at the offices of Camp Corporate Law, LLC immediately following execution and delivery of this Agreement. The Closing shall be effective as of 12:01 a.m. Eastern Time on the Closing Date.

Section 2.8 Closing Deliveries.

(a) At the Closing, the Selling Parties shall make the following deliveries:

(i) Bill of Sale. The Selling Parties shall deliver to Purchaser a duly executed Bill of Sale for the Purchased Assets in the form attached hereto as Exhibit A.

(ii) Company Secretary’s Certificate. The Secretary of the Company shall deliver to Purchaser a certificate as to incumbency, good standing, etc. in customary form and substance reasonably acceptable to Purchaser.

(iii) Parent Secretary’s Certificate. The Secretary of the Parent shall deliver to Purchaser a certificate as to incumbency, good standing, etc. in customary form and substance reasonably acceptable to Purchaser.

(iv) Tax Good Standing Certificate and Tax Lien Waiver. Selling Parties shall deliver to Purchaser a Tax Good Standing Certificate and Tax Lien Waiver from the Massachusetts Department of Revenue.

(v) Certificates of Good Standing. Each Selling Party shall deliver to Purchaser a certificate of good standing from its applicable jurisdiction of formation (each, a “Certificate of Good Standing”).

(vi) Confirmatory Trademark Assignment. Selling Parties shall execute and deliver the Confirmatory Trademark Assignment in substantially the form attached as Exhibit B (the “Trademark Assignment”).

(vii) Confirmatory Patent Assignment. Selling Parties shall execute and deliver the Confirmatory Patent Assignment in substantially the form attached as Exhibit C (the “Patent Assignment”).

(viii) Assumed Contracts. Selling Parties shall execute and deliver valid assignments of the Assumed Contracts on terms acceptable to the Purchaser in its reasonable discretion (“Assumed Contract Assignments”).

(b) At the Closing, the Purchaser shall make the following deliveries:

(i) Purchase Price. Purchaser shall deliver to Selling Parties the Purchase Price.

(ii) Purchaser Secretary’s Certificate. The Secretary of the Purchaser shall deliver to Selling Parties a certificate as to incumbency, good standing, etc. in customary form and substance reasonably acceptable to Selling Parties.

(iii) Certificates of Good Standing. Purchaser shall deliver to Selling Parties a Certificate of Good Standing from its jurisdiction of incorporation.

(iv) Confirmatory Trademark Assignment. Purchaser shall execute and accept the Trademark Assignment.

(v) Confirmatory Patent Assignment. Purchaser shall execute and accept the Patent Assignment.

(vi) Assumed Contracts. Purchaser shall execute and accept the Assumed Contracts Assignments.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLING PARTIES

Except as set forth in the Disclosure Schedules to this Agreement (the “Schedules”), the Selling Parties jointly and severally hereby represent and warrant to Purchaser that as of the Closing Date (except where a different date is indicated):

Section 3.1 Existence. Parent is a corporation duly organized and validly existing under the laws of the State of Delaware. Company is a limited liability company duly organized and validly existing under the laws of the State of Delaware. Company is qualified to do business in all jurisdictions where such qualification is necessary, except where failure to so qualify, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Company.

Section 3.2 Enforceability. Each Selling Party has the requisite authority to execute, deliver and perform their respective obligations under this Agreement. All action required to be taken for the due and proper authorization, execution and delivery by Selling Parties of this Agreement, the performance by Selling Parties to the extent of their respective obligations hereunder and the consummation by Selling Parties of the transactions contemplated hereby has been duly and validly taken. This Agreement constitutes a legal, valid, and binding obligation of Selling Parties, enforceable against each Selling Party in accordance with its terms, except as limited by bankruptcy, insolvency, or other Laws of general application relating to the enforcement of creditors’ rights and by general equitable principles.

Section 3.3 No Breach; Approvals; Required Consents.

(a) The execution, delivery, and performance by Selling Parties of this Agreement and compliance with the terms and provisions hereof do not and will not violate or conflict in any respect with (with or without notice or lapse of time or both), or result in a breach of, or require any consent which has not been obtained under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of benefit under, (i) the certificate of organization or articles of incorporation and other organizational documents of either Selling Party, (ii) any applicable Law, order, decree or injunction or any permit or (iii) any contract, agreement, undertaking or license to which either Selling Party is a party or by which either Selling Party or its respective properties are bound or subject, in each case, except as would not reasonably be expected to result in a material adverse effect on Selling Party.

(b) No material filing or registration with, or consent or approval of, any governmental authority or other Person is required in connection with the execution, delivery, or performance of this Agreement by Selling Parties or the validity or enforceability thereof.

(c) No consent, approval, waiver or other action by any Person (other than any governmental authority referred to in (b) above) under any Contract, indenture or other document to which any Selling Party is a party or is bound is required or necessary for the execution, delivery and performance by Selling Parties of this Agreement or for the consummation of the transactions contemplated hereby or thereby, except for such consents, approvals and waivers as have been obtained prior to the Closing and are set forth in Schedule 3.3(c) (each a “Required Consent” and collectively, the “Required Consents”). All of the Required Consents have been duly and validly obtained, are in full force and effect, have not been withdrawn, and are enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 3.4 Contracts.

(a) Each Selling Party that is a party to an Assumed Contract is not in default under (nor does there exist any condition which with the passage of time or the giving of notice or both would cause such a violation of or default under) any Assumed Contract to which such Selling Party is a party. Each Assumed Contract is in full force and effect, and represents the legal, valid and binding obligation of the applicable Selling Party, enforceable except as limited by bankruptcy, insolvency, or other Laws of general application relating to the enforcement of creditors’ rights and by general equitable principles. To the Knowledge of Selling Parties, no fact or circumstance exists which would be considered likely to cause any third party to any Assumed Contract to be in material breach or default of any such Assumed Contract.

(b) True and complete copies of all written Assumed Contracts have been made available to Purchaser previously, and there are no material amendments to, or modifications of, any such Assumed Contracts which have not been made available to Purchaser.

Section 3.5 Accounts Receivable and Accounts Payable. As of the Closing Date, the accounts receivable of the Company (other than any accounts receivable which is an Excluded Asset) are $14,478.10 (the “Accounts Receivable”) and the accounts payable of the Company are $2,291.38. All Accounts Receivable represent valid obligations arising from sales actually made by the Company in the ordinary course of business and are not subject to any defenses, counterclaims or rights of set-off. To the Knowledge of the Selling Parties, the Accounts Receivable are fully collectible.

Section 3.6 Permits. Company possesses all Permits, or rights thereto, necessary for the operation of the Business as presently conducted consistent with past practice (“Material Permits”). All Material Permits that have been issued are valid and in full force and effect. To the Knowledge of Selling Parties, no Material Permits will be terminated or materially impaired as a result of the transactions contemplated herein. Company is in compliance with such Permits, except for any noncompliance that would not be reasonably expected, individually or in the aggregate, to have a material adverse effect on the Company. Schedule 2.1(e) sets forth a true, correct and complete list, as of the date of this Agreement, of the Material Permits currently held by Company and utilized in the Business.

Section 3.7 Title to Purchased Assets; Qualified Inventory. Selling Parties have good title to the Purchased Assets free and clear of all liens. On the Closing Date, the number of Units included in Qualified Inventory is 111,090.

Section 3.8 Intellectual Property.

(a) “Intellectual Property” means any and all of the following in any jurisdiction throughout the world: (i) trademarks and service marks, including all applications and registrations and the goodwill connected with the use of and symbolized by the foregoing; (ii) copyrights, including all applications and registrations related to the foregoing; (iii) trade secrets and confidential know-how; (iv) patents and patent applications; (v) internet domain name registrations; (vi) rights of publicity; and (vii) other intellectual property and related proprietary rights, interests and protections.

(b) Schedule 2.1(d) lists the following (the “Company Intellectual Property”): all patents, patent applications, trademark registrations and pending applications for trademark registration, copyright registrations and pending applications for copyright registration and internet domain name registrations that are (i) owned by the Company or (ii) owned by Parent and used in the Business. There is no material Intellectual Property used in the Business that is not set forth on Schedule 2.1(d). The Company and the Parent own, free and clear of all Liens, all Intellectual Property necessary to conduct the Business as currently conducted, all of which Intellectual Property necessary to conduct the Business as currently conducted is included within the Purchased Assets.

(c) Except for any additional action required pursuant to Section 5.1(b), the Company Intellectual Property will be available for use by Purchaser immediately following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing. The Selling Parties are in control of all internet domains related to the Business and each is in a position to completely transfer technical control of any such internet domain name to Purchaser promptly upon Closing. Except as set forth on Schedule 3.8(c), there are no joint owners of the Company Intellectual Property.

(d) Except as set forth on Schedule 3.8(d), to the Knowledge of Selling Parties: (i) the products and processes protected by the Company Intellectual Property do not infringe, misappropriate or otherwise violate the Intellectual Property of any Person; and (ii) no Person is infringing, misappropriating or otherwise violating any Company Intellectual Property. No proceedings are currently pending or, to the Knowledge of Selling Parties, asserted against any Selling Party or threatened in writing, that any Selling Party is infringing or misappropriating the Intellectual Property of any third party with respect to the Business, or that would otherwise impair the ownership, validity, registrability, enforceability or exploitation of the Company Intellectual Property. The claims of the patents set forth as part of the Company Intellectual Property cover all products manufactured, sold or distributed by or on behalf of the Company.

(e) Except as set forth on Schedule 3.8(e), neither Company nor Parent has assigned to any Person or granted any license or other rights to use any Company Intellectual Property used in the operation of the Business.

(f) To the Knowledge of Selling Parties, Company and Parent have taken commercially reasonable actions to protect, preserve and maintain the Company Intellectual Property used in the Business, as presently conducted and as presently proposed to be conducted, and its proprietary nature, and to maintain in confidence all trade secrets and confidential information used in the operation of the Business as presently conducted and as presently proposed to be conducted. All individuals who have had or currently have access to trade secrets and confidential information owned by Company have agreed to protect, preserve and maintain the confidence of such trade secrets or confidential information, and have entered into proprietary information and assignment of inventions agreements in forms made available to Purchaser. To the Knowledge of Selling Parties and as of the Closing Date, there has been no unauthorized disclosure of any Company trade secrets or confidential information.

(g) All Intellectual Property set forth on Schedule 3.8(g), which Intellectual Property is an Excluded Asset, shall not be used, developed, licensed, sublicensed, assigned, transferred, conveyed, sold or maintained, and shall be abandoned and left to lapse forthwith. Schedule 3.8(g) does not contain any Intellectual Property used in the Business. The Excluded Assets do not include any Intellectual Property used in the Business.

Section 3.9 Compliance with Laws. Each Selling Party is and at all times has been in compliance in all material respects with each Law applicable to such Selling Party related to the operation of the Business, except where the failure to be in compliance would not have a material adverse effect on a Selling Party.

Section 3.10 Litigation and Judgments. There is no action, suit, investigation, or proceeding before any governmental authority, or threatened in writing by any Person, against or relating to the Company, the Business or any of the Purchased Assets, seeking material injunctive or equitable relief or damages, and there are no material judgments, decrees, injunctions or orders of any governmental authority outstanding against the Company, the Business or any of the Purchased Assets.

Section 3.11 Quality and Safety of Products. Except as otherwise set forth on Schedule 3.11:

(a) To the Knowledge of Selling Parties, all products manufactured, sold, or distributed by or on behalf of Company have conformed in all material respects with all applicable Laws, all applicable contractual commitments, all product specifications, and all express and implied warranties, except to the extent that any such failure would not be reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company. Company has no liability (and, to the Knowledge of Selling Parties, there is no reasonable basis for any present or future claim against Company giving rise to any such liability) for replacement thereof or other damages in connection therewith, except to the extent that any such liability would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the Company. Neither Company nor Parent has received any written notice, in connection with any product produced, sold or distributed by or on behalf of Company, of any claim or allegation against Company, nor has either Company or Parent been a party or subject to any action against or affecting, Company or any of its Affiliates relating to bodily or personal injury, death, property or economic damages, any claim for punitive or exemplary damages, any claim for contribution or indemnification or any claim for injunctive relief as a result of any product produced, sold or distributed by or on behalf of Company. To the Knowledge of Selling Parties, no such action is threatened against Company, except to the extent that any such action would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the Company. To the Knowledge of Selling Parties, the Company has not been and is not subject to reporting to the Reportable Food Registry maintained by the FDA.

(b) To the Knowledge of Selling Parties, the manufacturing and storage practices, preparation, ingredients, composition, and packaging and labeling for each of the products of Company (i) are in material compliance with all applicable Laws, including applicable Laws relating to food and beverage manufacturing, storage, preparation, packaging and labeling; and (ii) are in material compliance with good manufacturing practices and all internal quality management policies and procedures of Company, except to the extent that any such failure would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the Company.

(c) Company has not been notified in writing of any claims for (and to the Knowledge of Selling Parties, there are no threatened claims for) any extraordinary product returns, warranty obligations or product services relating to any of its products or services. There have been no product recalls, withdrawals or seizures with respect to any products manufactured, sold or distributed by or on behalf of Company.

(d) To the extent any of the products of the Company are labeled or otherwise marketed as containing specific health claims, Company possesses appropriate certifications or scientifically reliable materials to substantiate such claims.

Section 3.12 Operation of Business. Selling Parties operated the Business through the Closing Date consistent with past practice, including but not limited to maintaining all material vendor relationships relating to the Business such that Purchaser shall be able to continue operations of the Business without interruption, and on substantially the same pricing and other terms with the Company’s material vendors, following Closing.

Section 3.13 No Brokers. Except for Business Capital Exchange, Inc., the fees and expenses of which will be paid by Company or Parent, there are no contracts, agreements or understandings between any Selling Party and any Person that would give rise to a valid claim against Purchaser or any affiliates for a brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated by this Agreement.

Section 3.14 No Additional Representations. Except as specifically set forth in this Article 3, Selling Parties do not make any representation or warranty.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the Schedules, Purchaser hereby represents and warrants to Selling Parties that, as of the date hereof (except where a different date is indicated):

Section 4.1 Existence. Purchaser (a) is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware; and (b) is qualified to do business in all jurisdictions in which the ownership, leasing or operation of its assets or the nature of its business makes such qualification necessary, except where failure to so qualify, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Purchaser.

Section 4.2 Enforceability. Purchaser has the requisite power and authority to execute, deliver and perform its obligations under this Agreement. All action required to be taken for the due and proper authorization, execution and delivery by Purchaser of this Agreement, the performance by Purchaser of its obligations hereunder, and the consummation by Purchaser of the transactions contemplated hereby has been duly and validly taken. This Agreement constitutes a legal, valid, and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to the enforcement of creditors’ rights and by general equitable principles.

Section 4.3 No Breach; Approvals.

(a) The execution, delivery, and performance by Purchaser of this Agreement and compliance with the terms and provisions hereof do not and will not violate or conflict in any respect with (with or without notice or lapse of time or both), or result in a breach of, or require any consent under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of benefit under, (i) the certificate of incorporation and bylaws or other organizational documents of Purchaser, (ii) any applicable law, decree or injunction or any Permit or (iii) any contract, agreement, undertaking or license to which Purchaser is a party or by which Purchaser or its properties are bound or subject, in each case, except as would not reasonably be expected to result in a material adverse effect on Purchaser.

(b) No filing or registration with, or consent or approval of, any governmental authority or other person is or will be necessary for the execution, delivery or performance of this Agreement by Purchaser.

Section 4.4 No Brokers. There are no contracts, agreements or understandings between Purchaser and any other Person that would give rise to a valid claim against any Selling Party or any of their respective affiliates for a brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated by this Agreement.

Section 4.5 OFAC. Neither Purchaser nor any of its affiliates nor any director, officer, agent or employee of Purchaser or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”). Purchaser represents and warrants that it does not know or have any reason to suspect that the monies used to fund this acquisition are derived from, invested for the benefit of or related in any way to the governments of, or Persons within, any country under a United States embargo enforced by OFAC.

Section 4.6 Financing. Purchaser has available cash and credit capacity and will have sufficient cash on or prior to the Closing Date to pay the Purchase Price, and to perform all of its other obligations hereunder. Neither Selling Party nor any of its respective Affiliates will be required to assume or have any obligation or liability under any agreements with respect to financing to be entered into by Purchaser in connection with the transactions contemplated by this Agreement.

Section 4.7 Assumed Accounts Payable. On the Closing Date Purchaser shall assume and perform all obligations and liabilities with respect to the Assumed Accounts Payable.

ARTICLE 5

COVENANTS

Section 5.1 Commercially Reasonable Efforts.

(a) Subject to the terms and conditions of this Agreement, Selling Parties and Purchaser shall each use commercially reasonable efforts (subject to, and in accordance with, applicable laws) to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties hereto in doing, all things necessary, proper or advisable under applicable laws to consummate, and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

(b) Without limiting the generality of the foregoing obligations, Selling Parties agree to use commercially reasonable efforts to facilitate Purchaser’s making the transfer filings with the United States Patent and Trademark Office, the United States Copyright Office, and with the registries and other recording governmental authorities in all applicable foreign jurisdictions to ensure that the chain of title of each registration for and each application for registration for Company Intellectual Property reflects all prior acquisitions and transfers of such item (including between Parent and Company) and the release of any prior security interests, and that Purchaser shall be identified in the records of the applicable governmental authority as the current owner of record, without break in chain of title, of each such registration for and application for registration for Company Intellectual Property, free and clear of all Liens. Selling Party’s obligations under this Section 5.1(b) shall continue until all applications and registrations for Company Intellectual Property in all jurisdictions have been updated to reflect Purchaser as record owner.

(c) In addition, without limiting the generality of the foregoing obligations, Selling Parties agree to use commercially reasonable efforts to facilitate the transition to Purchaser of all material vendor relationships relating to the Business such that Purchaser shall be able to continue operations of the Business without interruption, and on substantially the same pricing and other terms with the Company’s material vendors, following Closing.

Section 5.2    Certain Tax Matters.

(a) Selling Parties and Purchaser shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of tax returns and any audit, litigation or other proceeding with respect to taxes, provided, however, that nothing in this Agreement shall require Parent to provide or otherwise make available to Purchaser a copy of its tax return.

(b) All sales, use, value added, documentary, stamp, gross receipts, registration, transfer, conveyance, excise, recording, license, stock transfer stamps, and other similar Taxes and fees (“Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement shall be borne fifty percent (50%) by Selling Parties and fifty percent (50%) by Purchaser. The appropriate party will prepare and file all necessary Tax Returns and other documentation with respect to Transfer Taxes and, if required by applicable Laws, the other party will (and will cause its Affiliates to) join in the execution of any such Tax Returns and other documentation.

Section 5.3 Restrictive Covenants. The Parties agree that Purchaser is relying on the covenants and agreements set forth in this Section 5.3, that without such covenants Purchaser would not enter into this Agreement or consummate the transactions contemplated hereby and that the Purchase Price is sufficient consideration to make the covenants and agreements set forth herein enforceable.

(a) Non-Competition. Each Selling Party agrees that during the two year period following the Closing (the “Restricted Period”), such Selling Party shall not, nor shall it cause any of its Affiliates to, directly or indirectly, either individually, in partnership, jointly, or in conjunction with, or on behalf of, any other Person: (i) have or acquire any ownership interest in

(whether as proprietor, partner, stockholder or otherwise) or lend money to, (ii) be an officer, director or general or managing partner of, or hold a similar position in, (iii) act as agent, broker or distributor for, or adviser or consultant to, or (iv) be employed in a position with management or supervisory authority as to, or material involvement with, overall operations, administration, or sales of, any business (regardless of the form in which conducted) which is engaged, or which Selling Party reasonably knows is undertaking to become engaged, in any the manufacture, sale, distribution, license or marketing of any consumer product that does not require a physician’s prescription to purchase, and the testing or sale of which does not require the approval of the FDA, for the treatment or prevention of muscle cramping, pain associated with athletic activity, or nocturnal leg cramps (a “Competitive Business”). Nothing herein shall preclude any Selling Party or any of its Affiliates from (1) purchasing or owning not more than one percent (1%) of the total outstanding stock of a publicly-held company with securities traded on a nationally or internationally recognized securities exchange, or (2) being a passive investor in any independently managed mutual fund.

(b) Blue-Pencil. If any court of competent jurisdiction will, at any time, deem the term of any particular restrictive covenant contained in this Section 5.3 too lengthy, the geographic area covered too extensive or the scope too broad, the other provisions of this Section 5.3 will nevertheless stand, and the covenant, as determined by a court of competent jurisdiction, will be deemed reformed such that the term will be deemed to be the longest period permissible by Law under the circumstances, the geographic area covered will be deemed to comprise the largest territory permissible by Law under the circumstances and the scope will be as broad as permissible by Law under the circumstances. The court of competent jurisdiction in each case will reduce the term, geographic area and or scope covered to permissible duration, size or breadth.

(c) Confidential or Proprietary Information. From and at all times following the date of this Agreement, each Selling Party shall, and shall cause its Affiliates to: (i) hold in confidence any and all Confidential Information (as defined below) whether written or oral, (ii) not disclose any Confidential Information to any Person whatsoever, other than to Selling Parties, Purchaser, or their Affiliates or their respective representatives or legal and business advisors on a confidential need-to-know basis, or (iii) sell or use any Confidential Information in any manner whatsoever for the direct or indirect benefit of any Person other than Purchaser or its Affiliates. For purposes hereof, “Confidential Information” means the confidential or proprietary business information of Company or the Business other than any Excluded Assets, whether or not marked as such, including any business plans, technology, plans, blueprints, drawings, models, designs, templates, processes, formulae, computer programs, customer lists, supplier lists, pricing data, financial data, trade secrets or other information identified or otherwise treated as confidential or proprietary business information, including the terms and existence of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby; provided, however, that Confidential Information shall not include any information to the extent Selling Parties can show that such information: (x) is, at the time of attempted disclosure, sale or use, generally available to and known by the public through no fault of Selling Parties, their Affiliates, or their respective representatives, or (y) is lawfully acquired after the Closing by the Person attempting disclosure, sale or use from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If any Person restricted by this Section 5.3(c)

is compelled to disclose any information by judicial or administrative process or by other requirements of applicable Law, including any disclosure requirements pursuant to Parent’s public reporting requirements under the Securities Act, Selling Parties shall promptly notify Purchaser in writing (to the extent not prohibited by 17 CFR §240.21F-7(a)), and shall cause the applicable party to disclose only that portion of such information which it is advised by its counsel is legally required to be disclosed, provided Selling Parties shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information (provided all such efforts shall be at Purchaser’s expense).

(d) Remedies. Each Selling Party represents that it is familiar with the covenants contained herein and is fully aware of its obligations hereunder. Each Selling Party further agrees that the length of time, scope and geographic coverage is reasonable given the benefits it has received hereunder. Each Selling Party further acknowledges and agrees that the covenants set forth in this Section 5.3 are necessary for the protection of Purchaser’s business interests, including the goodwill and Confidential Information being transferred by reason of the transaction, that irreparable injury will result to Purchaser if any Selling Party breaches any of the terms of this Section 5.3, and that in the event of an actual or threatened breach by a Selling Party of any of the provisions contained in this Section 5.3, Purchaser will have no adequate remedy at Law. Each Selling Party accordingly agrees that in the event of any actual or threatened breach by it of any of the provisions contained in this Section 5.3, Purchaser will be entitled to injunctive and other equitable relief. Nothing contained herein will be construed as prohibiting Purchaser from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any damages that it is able to prove. Each Selling Party will be liable for any breach by its respective Affiliates of this Section 5.3.

Section 5.4 Excluded Intellectual Property.

(a) The Selling Parties covenant and agree as follows:

(i) The Selling Parties shall not use, develop, license, sublicense, assign, transfer, convey, sell or maintain any Intellectual Property set forth on Schedule 3.8(g) now or at any time in the future;

(ii) The Selling Parties shall abandon and permit to lapse forthwith all Intellectual Property set forth on Schedule 3.8(g); and

(iii) The Selling Parties shall not, and shall not permit any other party, now or at any time in the future, to, initiate, pursue, participate in, or assist with, any claim, counterclaim or cause of action asserting or claiming that any patent, patent application or related right described in Schedule 2.1(d) is in violation of, infringes upon, or in any way damages or harms any Selling Party product or service or any patent, patent application or any related right whatsoever described in Schedule 3.8(g).

(b) Notwithstanding anything else, the covenants set forth in this Section 5.4 shall be binding on the Selling Parties and each of their successors and assigns as of the Closing Date and thereafter without expiry, and shall inure to the benefit of the Purchaser and its successors and assigns as of the Closing Date and thereafter without expiry.

ARTICLE 6

GENERAL PROVISIONS

Section 6.1 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by personal delivery, facsimile transmission, overnight courier service (with proof of service), electronic mail, certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

(a) if to Selling Parties:

Salarius Pharmaceuticals, Inc.

2450 Holcombe Blvd., Suite J-608

Houston, TX 77021

Attention: David J. Arthur, CEO

e-mail address: darthur@salariuspharma.com

with a copy for each of the Selling Parties to:

Pillsbury Winthrop Shaw Pittman LLC

Two Houston Center

909 Fannin, Suite 2000

Houston, TX 77010-1028

Attention: Andrew Strong

e-mail address: andrew.strong@pillsburylaw.com

(b) if to Purchaser:

Cliff-Cartwright Corporation

16 Laurel Ave

Wellesley Hills, MA 02481

Attention: Matthew Wohl

e-mail address: Mwohl@teamhotshot.com

with a copy to:

Camp Corporate Law, LLC

110 Cedar Street, Suite 250

Wellesley, MA 02481

Attention: Thomas M. Camp, Esq.

e-mail address: tom@campcorporatelaw.com

or to such other address as any Party shall specify by written notice so given. Any such notice shall be deemed to have been given and received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of facsimile or electronic mail, on the date sent if confirmation of transmission is received and such notice is also promptly mailed by registered or certified mail

(return receipt requested and first-class postage prepaid) or by nationally-recognized overnight courier who guarantees next business day delivery, (c) in the case of a nationally-recognized overnight courier who guarantees next business day delivery, on the next business day after the date when sent and (d) in the case of registered or certified mail, on the third business day following that on which the mail containing such communication is posted.

Section 6.2 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Parties hereto. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 6.3 No Third Party Beneficiaries. Nothing in this Agreement, expressed or implied, is intended to or shall confer on any Person other than the Parties any claims, rights, remedies, obligations or liabilities under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Persons other than the Parties may not rely upon the representations and warranties in this Agreement. Any breach of such representations and warranties are subject to waiver by the Parties without notice or liability to any other Person. Without limiting the foregoing, it is expressly agreed that no employee of any of the Parties or other Person shall have any rights or remedies pursuant to this Agreement (including any right of employment or any right under any employee benefit plan), and no Person is intended to be a third party beneficiary hereunder.

Section 6.4 Entire Agreement.

(a) This Agreement including the Schedules and Exhibits attached hereto and made a part hereof, and any other agreements contemplated hereby constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior representations, warranties, agreements and understandings, oral or written, among the Parties with respect to the subject matter hereof.

(b) EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH, NO PARTY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES AND EACH PARTY HEREBY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OTHER THAN THOSE SPECIFICALLY SET FORTH IN THIS AGREEMENT OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EACH PARTY AGREES THAT NO PARTY HAS MADE ANY REPRESENTATION OR WARRANTY WITH RESPECT TO (I) ANY PROJECTIONS, FORECASTS, ESTIMATES, PLANS OR BUDGETS OF FUTURE REVENUES, EXPENSES OR EXPENDITURES, FUTURE RESULTS OF OPERATIONS (OR ANY COMPONENT THEREOF), FUTURE CASH FLOWS (OR ANY COMPONENT THEREOF) OR FUTURE FINANCIAL CONDITION (OR ANY COMPONENT THEREOF) OF SUCH PARTY OR THE FUTURE BUSINESS, OPERATIONS, OR AFFAIRS OF SUCH PARTY OR ANY OF ITS AFFILIATES; OR (II) EXCEPT AS OTHERWISE EXPRESSLY

PROVIDED FOR IN THIS AGREEMENT, ANY OTHER INFORMATION, STATEMENTS OR DOCUMENTS HERETOFORE DELIVERED TO OR MADE AVAILABLE (WHETHER IN WRITTEN, ORAL, OR ELECTRONIC FORM) TO THE OTHER PARTIES WITH RESPECT TO A PARTY OR ANY OF ITS AFFILIATES OR THE BUSINESS, OPERATIONS OR AFFAIRS OF SUCH PARTY OR ANY OF ITS AFFILIATES, INCLUDING ANY INFORMATION OR STATEMENTS CONTAINED IN THE CONFIDENTIAL INFORMATION MEMORANDUM OR THE ELECTRONIC DATA ROOM MADE AVAILABLE OR PROVIDED TO PURCHASER BY, OR ON BEHALF OF, SELLING PARITES.

(c) Purchaser acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, Company and the Business. Additionally, Purchaser has requested such documents and information from Selling Parties, as applicable, and has been provided with all such documents and information as Purchaser considers material in determining whether to enter into this Agreement and to consummate the transactions contemplated hereby. Purchaser acknowledges and agrees that it has had an opportunity to ask questions of and receive answers from Selling Parties with respect to any matter Purchaser considers material in determining whether to enter into this Agreement and to consummate the transactions contemplated hereby. In connection with Purchaser’s investigation of Selling Parties and their assets, Purchaser and its representatives have received from Selling Parties or their representatives certain projections and other forecasts and certain estimates, plans and budget information. Purchaser acknowledges and agrees that there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans and budgets and that Purchaser is fully responsible for making its own evaluation of Company and the Business including as to the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets furnished by Parent or Company or their agents to Purchaser or its representatives. Purchaser further acknowledges and agrees that none of the Selling Parties nor any of their respective agents has made any representations or warranties regarding such estimates, projections, forecasts, plans and budgets.

Section 6.5 Amendments. This Agreement may not be amended, supplemented or otherwise modified, except by an instrument in writing signed on behalf of each of the Parties.

Section 6.6 Governing Law. This Agreement and the rights and obligations of the parties shall be governed exclusively by, and construed in accordance with, the law of the Commonwealth of Massachusetts without reference to principles or rules of conflicts or choice of law of the Commonwealth of Massachusetts or any other jurisdiction.

Section 6.7 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the Parties only, and shall be given no substantive or interpretative effect whatsoever.

Section 6.8 Waiver. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 6.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, and the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

Section 6.10 Arbitration. Any dispute, controversy or claim arising out of, in connection with, or in relation to this Agreement or any breach thereof, except for any such claim to the extent that equitable relief is sought, shall be finally settled by arbitration in Boston, Massachusetts, pursuant to the rules of the American Arbitration Association then in effect. Any award shall be final, binding and conclusive upon the parties and a judgment upon the award rendered thereon may be entered in any court having jurisdiction thereof. The arbitrator will award costs and/or fees (including reasonable attorneys’ fees) in his or her discretion. The arbitrator shall choose the form of final decision that, in its judgment, is most consistent with the terms of this Agreement and the intent of the parties, including by awarding specific performance of either party’s obligations hereunder.

Section 6.11 Further Assurances. Each Party shall, at any time and from time to time on and after the Closing Date, upon reasonable request by any other Party, take or cause to be taken such actions and execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such instruments, documents, transfers and conveyances as may be required for: (a) the conveying, transferring, assigning and delivering of the Purchased Assets to Purchaser and (b) compliance with the other covenants set forth herein.

Section 6.12 No Recourse. This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against an entity that is expressly named herein as a Party and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a named Party to this Agreement (and then only to the extent of the specific obligations undertaken by such named Party in this Agreement and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney or their respective affiliates, successors or permitted assigns shall have any liability (whether in contract or tort) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of Selling Parties or Purchaser under this Agreement or for any action based on, in respect of, or by reason of, the transactions contemplated by this Agreement.

Section 6.13 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall be deemed to be one and the same instrument. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 6.14 No Consequential or Punitive Damages. No Party shall be liable to any other Party for any special, incidental, indirect, consequential or punitive damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple, except to the extent arising from such Party’s fraud or criminal matters as adjudicated by a court of competent jurisdiction.

Section 6.15 Survival. Each covenant or agreement in this Agreement shall survive the Closing without limitation as to a time until fully performed in accordance with its terms, and the representations and warranties contained in this Agreement shall survive the Closing until the 6-month anniversary of the Closing Date, except (i) the representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.7, and 3.13 of this Agreement (collectively, the “Fundamental Reps”) shall survive until the expiration of all applicable statutes of limitation with respect thereto, and (ii) the representations and warranties contained in Section 3.8 shall survive until the 18-month anniversary of the Closing Date.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Asset Purchase Agreement and caused the same to be duly delivered on their behalf on the date first written above.

PARENT:

SALARIUS PHARMACEUTICALS, INC.

By:	/s/ David J. Arthur

Name: David J. Arthur
Title: President and CEO

COMPANY:

FLEX INNOVATION GROUP LLC

By:	/s/ David J. Arthur
Name: David J. Arthur
Title: President and CEO

PURCHASER:

CLIFF-CARTWRIGHT CORPORATION

By:	/s/ Matthew Wohl
Name: Matthew Wohl
Title: President

Signature Page to Asset Purchase Agreement